UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

October 11, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs:

Accordingly, pursuant to the provisions of article 28 of the Securities Market Law - whose Consolidated Text was approved by Supreme Decree No. 093-2002-EF- and by the Regulation of Relevant and Reserved Information Communications, approved by Resolution SMV N ° 005-2014-SMV / 01, we hereby announce, as a Relevant Information Communication that today, Gasoducto Sur Peruano S.A. ("GSP"), a company of which we are shareholders through our subsidiary Negocios de Gas S.A., has signed an Agreement for the delivery of the assets- as possession - of the "Improvements to the Energy Security of the Country and Development of the Peruvian Southern Gas Pipeline " project. In this agreement, it is established that the signatory parties recognize that they have different positions on the regime applicable to the termination of the concession.

The signing of this delivery act puts into effect an agreement between the shareholders of GSP for the designation of an audit firm, investment bank or company of recognized prestige as General Manager of GSP, and an agreement that allows Odebrecht to recover the amount effectively paid to GSP's financial creditors, under the same conditions as the other shareholders.

In the coming days, GSP would agree with the Ministry on a schedule for the effective delivery of the assets.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: October 11, 2017